UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

Commission File Number: 000-27945

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

DOUGHERTY’S PHARMACY, INC.
Full Name of Registrant

Former Name if Applicable

5924 ROYAL LANE SUITE 250
Address of Principal Executive Office (Street and Number)

DALLAS, TEXAS 75230
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stewart Edington	972	250-0856
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment IV

Dougherty’s Pharmacy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2019	By:	/s/ Stewart Edington
President and Chief Executive Officer

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ATTACHMENT IV

Revenues

Net revenues decreased approximately $1,688,000 or 17.9% in the three months ended March 31, 2019 as compared to prior year. Retail pharmacy prescriptions sold decreased 16,041 or 15.6% for the same period. The decrease is primarily attributed to the closure of our Legacy and LTC pharmacies. Also, correspondence to patients from Caremark in February 2019 informing members that Dougherty's will no longer be able to fill prescriptions for them. In spite of a $30,000 marketing campaign to reassure our customers, numerous customers transferred out. Re-credentialing was started as soon as all information on the Secretary of State and Texas State Board of Pharmacy was updated.

Gross profit

Gross profit as a percent of revenues declined to 25.9% for the three months ended March 31, 2019, as compared to 27.2% during the same period prior year due to an increase in third party payor fees that began increasing at the beginning of 2017. Total third party fees for the three months March 31, 2019, ended increased $35,000 as compared to the same quarter prior year. Net Direct and Indirect Remuneration fees during the three months ended March 31, 2018 were comparable to the same quarter prior year.

SG&A expenses

SG&A expenses decreased $339,000, or 13.5% for the three months ended March 31, 2019, as compared to prior year. SG&A expenses as a percentage of revenues for the three months ended March 31, 2019, increased to 27.9% as compared to 26.5% for the same period prior year. The decrease in SG&A expenses during the three months ended March 31, 2019, is due to salary and payroll related cost savings from the corporate wide reorganization. The increase in operating expenses as a percentage of revenues is due to lower revenue as compared to prior year. Management plans to continue cost reduction initiatives during 2019 to decrease SG&A expenses as a percentage of revenues.

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